SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2012

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CALLS FOR THE BREAK UP OF THE DAA MONOPOLY AND THE DEPT OF TRANSPORT AS DUBLIN  AIRPORT FAILS EU SECURITY STANDARDS

THE DAA UNDER DOT CONTROL & PROTECTION SIMPLY ISN'T FIT FOR PURPOSE

Ryanair, Ireland's largest airline, today (15 May) called on Transport Minister Leo Varadkar to break-up the DAA monopoly and free it from the dead hand of the Dept of Transport (DOT) protection after Dublin airport failed to meet EU security standards, which means that all aircraft and passengers departing from Dublin airport must undergo similar security check at destination airports as if they were flying from Middle Eastern or third world countries with known security or terrorism risks.  All aircraft and passengers departing from Dublin may now undergo segregation and additional security checks upon arrival due to the failure of the DAA and its downtown office the Dept of Transport to comply with European security minima.

This lamentable lack of adequate security at DAA Dublin airport, the five year record traffic declines at Dublin, Cork and Shannon, the waste of over €1bn wasted on unnecessary (largely empty) new terminals at Dublin, Cork and Shannon proves that neither the Dept of Transport or the DAA monopoly which it owns and protects are fit for purpose.  The DAA is an international embarrassment to Ireland.

Ryanair has been vindicated in its long standing criticism of the DAA monopoly and the equally unimportant DOT.  Ryanair believes the solution to these problems lies in breaking up the DAA and freeing it from the dead hand of the DOT by selling Shannon and Cork airports to the highest bidders (and using the proceeds to pay down govt debt) as well as selling off terminals 1 and 2 at Dublin to competing airport operators at a time when Edinburgh airport (with 9 m pax) was recently sold for almost €1bn.  Competition between airports and terminals will deliver lower costs, traffic growth, improved passenger services and effective airport security where the DAA and DOT has patently failed.

Ryanair also called on the Irish govt to confirm that all airlines and their passengers will be compensated directly by the DAA and the DOT for any additional costs or delays that they may suffer as as result of these additional (and totally avoidable) security costs on flights from Dublin.

Ryanair's Stephen McNamara said;

"As a new Minister Leo Varadkar has promised to deliver 'change and reform', yet today's embarrassing security failure means that Irish passengers will once again be treated as second class citizens and/or potential terrorists every time they land at other EU airports.  This is a totally unacceptable and yet avoidable failure by the DAA and the DOT.

Since neither the DAA or the DOT are fit for purpose Minister Varadkar must now deliver real change and reform by breaking up the failed DAA monopoly, selling off its airports and terminals as well as overseas investments and using the proceeds to pay down some of Ireland's national debt.  At a time of recession and rising unemployment Ireland cannot afford the high cost, traffic declines, gold-plated facilities, or security mismanagement of the DAA and its equally incompetent down town office the Dept of Transport."

For further information please contact:
Stephen McNamara              Joe Carmody
Ryanair Ltd                            Edelman
Tel: +353-1-8121212           Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 15 May, 2012

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary